January 31, 2006
VIA EDGAR AND FACSIMILE
Mr. John Cash
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405

Re:	Mitcham Industries, Inc.
Form 10-K for the fiscal year ended January 31, 2005
Form 10-Q for the quarter ended October 31, 2005
File No. 0-25142
Dear Mr. Cash:
     On January 10, 2006, Mitcham Industries, Inc. (the “Company”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Form 10-K for the fiscal year ended January 31, 2005 (the “2005 Form 10-K”) and Form 10-Q for the quarter ended October 31, 2005 (the “Form 10-Q”).
     With respect to the comments, for the reasons stated in this response letter, the Company believes that any revised or supplemental disclosure would not be material to the Company’s overall historical disclosure. Accordingly, the Company respectfully requests that the Staff permit the Company to address any of these revised or supplemental disclosures in its Annual Report on Form 10-K for the year ended January 31, 2006 (the “2006 Form 10-K”), rather than amending or supplementing the disclosure in the 2005 Form 10-K or the Form 10-Q.
     The following responses are for the Staff’s review. For your convenience we have repeated each comment of the Staff exactly as given in the Staff’s comment letter.
MITCHAM INDUSTRIES INC.
P.O. Box 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL: sales@mitchamindustries.com
www.mitchamindustries.com

Form 10-K for the fiscal year ended January 31, 2005
Management’s Discussion and Analysis — Revenues, page 14
1.	Separately quantify new seismic equipment sales and sales of depreciated seismic equipment being sold from your lease pool. Also quantify the related cost of goods sold associated with these sales. In this regard, we note you [sic] disclosure that gross margins can be significantly impacted by the mix of sales revenue between new versus depreciated equipment. Expand your disclosure to clarify why gross margins are significantly different between new versus depreciated equipment.
Response: The Company has not historically differentiated equipment sales as new equipment versus used equipment. The Company’s fixed asset ledger of lease pool equipment has historically been maintained in an excel spreadsheet, which contains tens of thousands of pieces of equipment. As a consequence, it would take an extraordinary amount of time and resources to review the information and attempt to isolate the sales of new equipment from those of used equipment and the related cost of goods sold associated with those sales. Finally, the Company could not guarantee the accuracy of any information that the Company could compile from such a review, in light of the manual manner in which the data was input.
Sales of new equipment will typically have gross margins of 10 to 25%. The gross margins on used equipment, on the other hand, will vary widely depending on the level of depreciation for each item at the time of sale. The Company will expand its disclosure to explain these differences in gross margins between new versus used equipment beginning with the 2006 10-K. In addition, beginning in the 2006 10-K, the Company will report Seamap International Holdings Pte Ltd, one of the Company’s subsidiaries as a separate segment. Seamap, which was acquired on July 12, 2005, derives substantially all of its revenues from sales of new equipment.
2.	Disclose the business decisions management considers with regard [sic] selling depreciated equipment to customers versus holding such assets for lease.
Response: Our primary source of revenues is derived from short-term leasing of seismic equipment. However, management periodically decides to sell depreciated equipment to customers rather than holding such assets for lease. In making that determination, management considers the type and age of equipment and whether the equipment can be replaced with a newer model at a reasonable cost. Such sales allow the Company to upgrade its equipment lease pool with newer equipment models. From time to time, management will also decide to sell starter units to customers in hopes of attracting repeat business in the future that might include those customers purchasing or renting additional equipment from
MITCHAM INDUSTRIES INC.
P.O. Box 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL: sales@mitchamindustries.com
www.mitchamindustries.com

us. Occasionally, the Company will sell equipment to customers who have leased equipment from the Company for an extended period of time and who desire to purchase the equipment that they have been leasing. Management also considers the level of equipment inventory and balances the potential benefits of selling used equipment with the need to maintain an inventory level that will allow the Company to meet customer demands. The Company will expand its disclosure to explain the business decisions management considers with regard to selling depreciated equipment to customers beginning with the 2006 10-K.
Management’s Discussion and Analysis — Liquidity, page 15
3.	We note that you have had significant equipment sales during the last three fiscal years and that these sales have had a significant impact on your operating income. In this regard, we also note that your seismic equipment lease pool has decreased significantly. Expand your discussion of liquidity to adequately address how this decrease in your seismic equipment lease pool will impact your ability to generate equipment leasing revenues in future periods. Address whether you will have to invest in significant amounts of seismic equipment in the near term to sustain equipment leasing revenue growth.
Response: The Company has been able to purchase new equipment for our lease pool at lower prices in recent years through volume purchasing discounts, which has allowed the Company to maintain a constant level of equipment at a lower unit cost. We do not anticipate that we will need to purchase more equipment than we would customarily purchase in order to sustain equipment leasing revenue growth; however, we may purchase additional equipment should favorable economic factors continue to exist. The Company will clarify these matters in its discussion of liquidity in its 2006 10-K.
4.	Provide a comprehensive discussion of your cash flows from operating activities for each period presented. Specifically address the reasons for your significant increase in cash flows from operations. This discussion should be made in light of our comment below regarding discontinued operations.
Response:
Our principal sources of cash have been cash flows from our short-term leasing operations. During fiscal 2005 and 2006, our cash flows from operating activities were affected by several significant factors. The principal factor that has affected our cash flows is a marked increase in oil and gas exploration and development activities. Increases in the price of oil and natural gas, combined with the maturation of the world’s hydrocarbon producing basins, have improved market conditions and have increased demand for our equipment. The Company will specifically address these and any other reasons for increases in cash flows from operations in its 2006 10-K.
MITCHAM INDUSTRIES INC.
P.O. Box 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL: sales@mitchamindustries.com
www.mitchamindustries.com

Item 9A — Controls and Procedures, page 18
5.	We note your disclosure that your “principal executive officer and principal financial officer have concluded that your current disclosure controls and procedures are effective to timely alert them to material information regarding the Company that is required to be included in your periodic reports filed with the SEC.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Alternatively, you may simply state that your principal executive officer and principal financial officer have concluded that your current disclosure controls and procedures are effective.
Response: Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission. The Company will clarify its Item 9A disclosure in future filings to provide this disclosure.
Consolidated Statements of Cash Flows, F-6
6.	We note that cash flows relating to discontinued operations are not required to be set out separately in the statement of cash flows. However, whether or not cash flows from discontinued operations are set out separately, the reconciliation of net income to net cash flows from operations must begin with net income, as required by paragraphs 28 and 29 of Statement 95. Please revise your statements of cash flows accordingly.
Response: The Company will revise its statement of cash flows to begin the reconciliation of net income to net cash flows from operations with net income and we will no longer disclose discontinued operations separately in the cash flow statement.
7.	Tell us and revise to clarify what the net book value of equipment sold represents within your cash flows from operating activities. Reconcile the net book value of equipment sold to the cost of equipment sales reflected in your Consolidated Statements of Operations.
Response: The caption titled “Net book value of equipment sold” should be titled “Net book value of lease pool equipment sold” and we will revise the caption accordingly in future filings with the Commission. As previously mentioned, the Company’s records do not differentiate historical sales of new versus used equipment.
MITCHAM INDUSTRIES INC.
P.O. Box 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL: sales@mitchamindustries.com
www.mitchamindustries.com

8.	We note you have no inventory reflected on your balance sheet, however, your Management Discussion and Analysis and Business sections indicate that you have sales of new equipment during the periods presented. Please tell us and revise to clarify whether you had new equipment on hand as of each balance sheet date presented. If so, quantify such amounts and clarify why inventory is not reflected on your balance sheet and changes in this asset account are not reflected within your cash flows from operating activities.
Response: The Company has not historically had equipment on hand at its balance sheet dates primarily because it sells everything FOB shipping point and sales of new equipment are sporadic. In addition, the Company has only sold new equipment when a customer has specifically requested the Company obtain new equipment for that customer.
Note 1 — Organization and Summary of Significant Accounting Policies — Revenue Recognition of Equipment Sales, page F-7
9.	We note that you buy equipment for resale in response to specific customer orders and on occasion will hold equipment of third parties and sell such equipment on consignment. We also note that SAP sells equipment, consumables and engineering hardware. Please expand your disclosure to clarify whether you take title of such equipment, and if so, why you do not appear to have inventory reflected on your balance sheets. With regard to the sales of such equipment, please tell us and expand your disclosure to address the appropriateness of reporting revenue gross versus net. Refer to EITF 99-19 and address the indicators of gross and net revenue reporting.
Response: The Company does not take title to equipment held on consignment but does take title to equipment sold by SAP. The amount of inventory maintained by SAP, however, has been immaterial and therefore, the Company has not reflected such amounts on its balance sheets. For example, at July 31, 2005 and October 31, 2005, SAP had equipment in inventory valued at $135,000 and $180,000, respectively.
     The Company believes it is appropriately reporting revenues as gross because (1) it is the obligor in the sales arrangement; (2) it has full latitude in pricing the product for sale; (3) it has general inventory risk should there be a problem with the equipment being sold to the customer or if they do not complete payment for the items purchased; (4) it has discretion in supplier selection if the equipment ordered is not unique to one manufacturer; and (5) the Company assumes credit risk for equipment sold to its customers.
MITCHAM INDUSTRIES INC.
P.O. Box 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL: sales@mitchamindustries.com
www.mitchamindustries.com

     The Company will expand its disclosure to clarify these matters accordingly in future filings with the Commission.
Note 1 — Organization and Summary of Significant Accounting Policies — Sales Allowances and incentives, page F-7
10.	You indicate that from time to time you offer incentives to customers as part of leasing transactions. You indicate that these allowances and incentives are accounted for as a reduction of revenue. Tell us and expand your disclosures to indicate when the reduction to revenue is reflected in your financial statements. Identify the authoritative literature you relied on with regard to credits on future purchases and credits on existing equipment repair charges. We assume that free equipment rent is recognized ratably over the lease term in accordance with SFAS 13 and FTB 85-3.
Response: In fiscal years 2004 and 2005, in connection with pricing disputes with certain Canadian customers, the Company granted credits for rental and repair of equipment to those customers. The amounts were immaterial and the Company has discontinued this practice.
     The Company recognizes reductions in revenue when the credit is granted to the customer. We relied on paragraph 9 of EITF 01-9 with regard to these credits on future purchases and credits on existing equipment rental and repair charges. Free equipment rent is recognized ratably over the lease term in accordance with SFAS 13 and FTB 85-3.
Note 1 — Organization and Summary of Significant Accounting Policies — Seismic Equipment Lease Pool, page F-8
11.	We note that the estimated useful life of channel boxes is five years and that for other peripheral equipment, the average useful lives is 2 to 10 years. We have the following comments regarding these management estimates.
•	Please tell us and expand your disclosure to indicate whether any salvage value is assigned to this equipment and if not, clarify why not.
Response: The Company does not assign a salvage value to its equipment because of the likelihood that the equipment will have limited or no value at the end of its useful life. For example, channel boxes are often subject to technological obsolescence. Major manufacturers produce a new upgraded version of channel box technology on average every five or six years. The production of upgraded equipment typically results in decreased demand for our older equipment. Geophones, on the other hand, require continued repair and
MITCHAM INDUSTRIES INC.
P.O. Box 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL: sales@mitchamindustries.com
www.mitchamindustries.com

maintenance, with a failure rate ranging from 25 to 50% for geophones that have been returned from a rental. Other types of equipment, including cables, vibrators and marine equipment are subject to both wear and tear and possible technological obsolescence.
From time to time, the Company evaluates its depreciation schedules and other policies regarding the valuation of its assets. For example, during fiscal 1999, the Company incurred a $15.0 million impairment to its lease pool assets as a result of industry trends that reduced the economic lives of the equipment in its lease pool. In response to these trends, the Company impaired its lease pool by $15 million and reduced the depreciable life of the equipment in the lease pool. At this juncture, we do not believe industry trends warrant an increase in the depreciable lives of the equipment in our lease pool.
•	We note that depreciation expense has decreased significantly during the past three fiscal years because, as you indicate in Management’s Discussion and Analysis, certain equipment reached the end of its depreciable life coupled with sales of assets with remaining depreciable life. Disclose the cost basis of the seismic equipment lease pool that has been fully depreciated as of each balance sheet date. Clarify whether such equipment is still on lease and if not, address management’s intentions with regard to such assets. If such amounts are material, tell us what consideration you gave to changing the estimated useful life of your leased equipment.
Response: The Company is unable to disclose the cost basis of the seismic equipment lease pool that has been fully depreciated as of each balance sheet date. As further described in the Company’s response to comment #1, the Company has not historically tracked individual assets that have been leased. Moreover, our lease revenue system is not integrated with our fixed asset system and, as a result, we are unable to track lease revenues on a per item basis. Any attempt to provide this information would require extraordinary effort and resources, and the Company could not guarantee the accuracy of those results.
Note 1 — Organization and Summary of Significant Accounting Policies — Income Taxes, page F-8
12.	We note that your accounting policy as well as your discussion within your Critical Accounting Policies indicates that the company is not assured that their net deferred taxes assets will be realized and have recorded a valuation allowance related to these assets. As indicated in paragraph 17e of SFAS 109, deferred taxes assets should be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. Please confirm that such an assessment would not change the valuation allowance you have recorded as of each balance sheet date presented. Revise your disclosure accordingly. In addition, expand Management’s Discussion and Analysis to address the negative available evidence that led you to conclude that a valuation allowance was necessary to reduce your deferred tax assets to zero.
MITCHAM INDUSTRIES INC.
P.O. Box 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL: sales@mitchamindustries.com
www.mitchamindustries.com

Response: Fiscal year 2005 was the Company’s first profitable year after experiencing losses from fiscal year 1999 through 2004. The Company does not believe a single year of profitability after multiple loss years was sufficient evidence to conclude that it was more likely than not that some portion of the deferred tax asset would be realized in the future.
Note 6 — Discontinued Operations, page F-12
13.	You indicate that the proceeds from the sale of DSI were $250,000 cash and an $800,000 note receivable due over three years. You also indicate that during fiscal 2004, the company recorded asset impairment charge of $700,000 related to “those assets”. If those assets relate to the $800,000 note receivable, the write-down of this note receivable should be reported within continuing operations in accordance with the guidance set forth in SAB Topic 5.Z.5, Question 1.
Response: The impairment charge resulted from the sale of the equipment for $700,000 less than the recorded value of the equipment. The $800,000 note was not impaired.
Form 10-Q for the quarter ended October 31, 2005
Note 3 — Acquisitions, page 6
14.	We note that you have allocated $5.3 million of the total purchase price of Seamap to goodwill. Expand your disclosures to provide a description of the factors that contributed to this very significant portion of the purchase price being allocated to goodwill and address for us why you have not allocated any of your purchase price to identifiable intangible assets.
Response: We have retained Avail Consulting, a valuation specialty company, to perform a study on the intangible assets acquired in the Seamap acquisition. Upon completion of the study, an appropriate allocation of cost from goodwill to the intangible assets will be recorded. This will be completed in time to be recorded in our 2006 Form 10-K.
MITCHAM INDUSTRIES INC.
P.O. Box 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL: sales@mitchamindustries.com
www.mitchamindustries.com

     Should the Staff have any questions or comments, please contact the undersigned at 281.353.4475 or Michael A. Pugh, Chief Financial Officer of Mitcham Industries, Inc. at the same number.

Very truly yours, MITCHAM INDUSTRIES, INC.
By:

/s/ Billy F. Mitcham, Jr.
Billy F. Mitcham, Jr.
President

MITCHAM INDUSTRIES INC.
P.O. Box 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL: sales@mitchamindustries.com
www.mitchamindustries.com